UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-6089
H&R Block Retirement Savings Plan
(Full title of the Plan)
H&R Block, Inc.
One H&R Block Way
Kansas City, Missouri 64105
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

H&R BLOCK RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements as of December 31, 2009 and 2008, and for the Year Ended December 31, 2009	4 - 11

SUPPLEMENTAL SCHEDULE — *

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	12 - 13

SIGNATURE	14

EXHIBIT

Consent of Independent Registered Public Accounting Firm	15

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Employee Benefits Committee of
the H&R Block Retirement Savings Plan
Kansas City, Missouri:
We have audited the accompanying statements of net assets available for benefits of the H&R Block Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Kansas City, Missouri May 21, 2010

H&R BLOCK RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 and 2008

	2009	2008
ASSETS:
Cash and cash equivalents	$—	$58,361

Investments, at fair value:
Mutual funds	398,194,893	336,467,006
H&R Block, Inc. common stock fund	14,704,194	16,810,613
Common/collective trust	48,646,167	51,971,989
Self-directed brokerage accounts	7,016,364	10,616,867
Participant loans	5,245,590	6,558,928

Total investments, at fair value	473,807,208	422,425,403

Receivables:
Employer contributions	3,334,856	4,189,424
Participant contributions	231,095	426,106

Total receivables	3,565,951	4,615,530

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$477,373,159	$427,099,294
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT- RESPONSIVE STABLE VALUE FUND (NOTE 2)	2,361,826	5,046,248

NET ASSETS AVAILABLE FOR BENEFITS	$479,734,985	$432,145,542

See notes to financial statements.

H&R BLOCK RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

For the Year Ended
December 31, 2009
ADDITIONS:
Investment income:
Dividends and interest	$12,323,105
Net appreciation in fair value of investments	74,251,506

Total investment income	86,574,611

Contributions:
Employer	13,735,718
Participant	30,117,014
Rollover	2,056,326

Total contributions	45,909,058

Total additions	132,483,669

DEDUCTIONS:
Benefits paid to participants	84,307,866
Administrative expenses	586,360

Total deductions	84,894,226

Increase in net assets	47,589,443

Net assets available for benefits:
Beginning of year	432,145,542

End of year	$479,734,985

See notes to financial statements.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
1.	DESCRIPTION OF THE PLAN
The following description of the H&R Block Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan sponsored by H&R Block Management, LLC, which is a wholly owned subsidiary of H&R Block, Inc. (the “Company” or “Plan Sponsor”) for its employees and the employees of certain of its affiliates. The Plan became effective on January 1, 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan provides for selection of an administrative committee, a plan administrator and a trustee by the members of H&R Block Management, LLC. The administrative committee is responsible for the general administration of the Plan and the interpretation of its provisions. The plan administrator is responsible for the reporting and disclosure requirements under ERISA. Fidelity Management Trust Company (“Fidelity”) is the Plan’s recordkeeper and trustee.
Effective January 1, 2008, Sand Canyon Corporation (“SCC,” formerly Option One Mortgage Corporation (“Option One”)) employees transferred out of the Plan into a new 401(k) plan. As a result of the transaction, participant balances of $150,572,399 were transferred to the new plan. Due to the wind-down and sale of Option One in April 2008, the assets of the Option One Mortgage 401(k) Plan (the “Option One Plan”) were transferred back into the Plan on December 31, 2008. As a result of the transaction, participant balances of $55,738,575 were transferred back into the Plan.
Eligibility
The timing of an employee’s eligibility for participation in the Plan depends on whether the employee is classified as a nonseasonal employee or seasonal employee. With respect to participant contributions and employer discretionary matching contributions: (a) nonseasonal employees are automatically enrolled in the Plan beginning the first day of the month following or coinciding with the date they complete 90 “Days of Service,” as such term is defined in the Plan, and (b) seasonal employees are automatically enrolled in the Plan beginning with the first participation date (January 1 or July 1) following or coinciding with the date they complete a “Year of Service,” as such term is defined in the Plan. With respect to employer discretionary profit sharing contributions, both nonseasonal and seasonal employees are eligible to participate beginning the first day of the Plan year that immediately precedes or is coincident with the date the employee completes a “Year of Service.”
Contributions
Participants may make pre-tax contributions up to seventy-five percent of their compensation, subject to Internal Revenue Code (“IRC”) limitations. Participants

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
age 50 and over may make pre-tax contributions from zero to one-hundred percent of their compensation, subject to IRC limitations. The Company may make discretionary matching contributions of up to one hundred percent of a participant’s contributions, not to exceed five percent of the participant’s compensation. The Company may also elect to make discretionary profit sharing contributions, which would be allocated among participant accounts based on the participant’s eligible compensation. For the year ended December 31, 2009, the Company contributed $13,735,718 for the discretionary matching contribution. No discretionary profit sharing contributions were made during the year ended December 31, 2009.
Vesting
Participant contributions, employer discretionary matching contributions, employer discretionary profit sharing contributions, and earnings thereon, are fully vested and nonforfeitable at all times.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the employer’s discretionary matching contribution, if any, and allocations of employer discretionary profit sharing contributions, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants direct the investment of their contributions, employer discretionary matching contributions and employer discretionary profit sharing contributions into various investment options offered by the Plan. The Plan currently offers twenty mutual funds, a Company common stock fund, a self-directed brokerage account, and a common/collective trust fund as investment options for participants. Participants have purchased shares of mutual funds and money market funds through the self-directed brokerage account.
Participant Loans
Participant loans must be at least $1,000 and are limited to the lesser of $50,000 less the highest outstanding loan balance in the previous 12 months or fifty percent of the participant’s vested account balance. The loans are secured by the balance in the participant’s account and bear interest equal to the prime lending rate established by the Federal Reserve on the first business day of the month in which the loan is requested plus 1%. Interest rates on participant loans range from 4.0% to 10.5%. Loans are payable over one to five years except for loans for the purchase of a residence, which may be longer. Principal and interest is paid ratably through payroll deductions.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
Payment of Benefits
Generally, distributions may not be made to a participant, or in the case of death, a participant’s beneficiary, until administratively feasible following the earliest of the participant’s death, disability, retirement or severance from employment. Distributions are in the form of a lump sum cash payment, unless the participant elects to defer payment.
Forfeited Accounts
At December 31, 2009 and 2008, forfeited accounts totaled $1,820 and $8,670 respectively. These accounts are to be used first to reduce administrative expenses of the Plan, then to reduce employer discretionary matching contributions and then to reduce employer discretionary profit sharing contributions. During the year ended December 31, 2009, forfeited nonvested accounts of $26,365 were used to pay Plan expenses.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment instruments, including a Company common stock fund, mutual funds, a self-directed brokerage account and a common/collective trust fund. Investment securities, in general, are exposed to various risks such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds and money market funds, including those in self-directed brokerage accounts, are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Fair value of the H&R Block, Inc. common stock fund is determined by the trustee based on the fair market value of the underlying

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
investments within the fund. The common/collective trust fund is stated at fair value as determined by the issuer of the common/collective trust fund based on the fair market value of the underlying investments. The SEI Stable Asset Fund (the “Trust”) is a common collective trust fund that is considered to be a stable value fund with underlying investments in benefit-responsive investment contracts and is valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principal plus accrued interest. Participant loans are valued at the outstanding loan balances, which approximate fair value.
The H&R Block, Inc. common stock fund, which is made up of Company common stock and a money market fund, and the Trust are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the funds, but do have an interest therein represented by units valued daily. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.
The Trust is a stable value fund formed to provide for the collective investment of assets of participating tax qualified pension and profit sharing plans and related trusts and governmental plans (or the assets of a governmental unit used to satisfy its obligations under a governmental plan) in guaranteed investment contracts and readily marketable assets in accordance with the investing criteria established by the Declaration of Trust. The Trust primarily invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (separate account contracts, synthetic GICs and collective investment trusts) with similar characteristics. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) Topic 962, Plan Accounting — Defined Contribution Plans (formerly AICPA Statement of Position No. 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans), as amended, the statements of net assets available for benefits present the stable value fund at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive stable value fund from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis.

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4), was issued and later codified into ASC Topic 820, Fair Value Measurements and Disclosures (ASC Topic 820), which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in mutual funds, the common/collective trust fund, the self-directed brokerage account and the Company common stock fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses
All administrative expenses incurred by the Plan are paid by the Plan, except to the extent paid by the Company. To the extent forfeitures are not used to pay administrative expenses of the Plan, such expenses are covered using participant account balances.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $109,705 and $322,488 at December 31, 2009 and 2008, respectively.
3.	FAIR VALUE MEASUREMENTS
The fair values of investments are classified based on the lowest level significant inputs. The Plan used the following methods to determine fair value:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access on the report date.
Level 2 — Inputs (financial matrices, models, valuation techniques), other than quoted market prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — Inputs (such as professional appraisals, quoted prices from inactive markets that require adjustment based on significant assumptions or data that is

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
not current, data from independent sources) that are unobservable for the asset or liability.
The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table provides the amounts and their corresponding level of hierarchy for our investments that are measured at fair value:

At December 31, 2009	Total	Level 1	Level 2	Level 3

ASSETS:
Mutual Funds:
Small Cap	$13,620,268	$13,620,268	—	—
Mid Cap	23,081,879	23,081,879	—	—
Large Cap	125,404,358	125,404,358	—	—
International	36,251,720	36,251,720	—	—
Retirement Income	72,770,194	72,770,194	—	—
Balanced Moderate Allocation	92,099,851	92,099,851	—	—
Income	34,966,623	34,966,623	—	—

Total Mutual Funds	398,194,893

H&R Block, Inc. common stock fund	14,704,194	—	14,704,194	—
Self-directed brokerage accounts	7,016,364	—	7,016,364	—
Common/collective trust	48,646,167	—	48,646,167	—
Participant loans	5,245,590	—	5,245,590	—

	$473,807,208	$398,194,893	$75,612,315	$—

At December 31, 2008	Total	Level 1	Level 2	Level 3

ASSETS:
H&R Block, Inc. common stock fund	$16,810,613	$—	$16,810,613	$—
Mutual fund	336,467,006	336,467,006	—	—
Self-directed brokerage accounts	10,616,867	—	10,616,867	—
Common/collective trust	51,971,989	—	51,971,989	—
Participant loans	6,558,928	—	6,558,928	—

	$422,425,403	$336,467,006	$85,958,397	$—

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
4.	INVESTMENTS
During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

H&R Block, Inc. common stock fund	$(323,801)
Self-directed brokerage accounts	1,275,057
Mutual funds	73,300,250

Net appreciation in fair value of investments	$74,251,506

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008
Amercian Funds EuroPacific Growth Fund R5	$36,251,720	$30,292,542
American Funds Growth Fund of America Class R5	24,463,468	22,273,524
Dodge & Cox Stock Fund	52,824,204	45,028,278
Vanguard Institutional Index Fund	48,116,686	40,604,049
Vanguard Wellington Fund	92,099,851	126,123,200
SEI Stable Asset Fund	48,646,167	51,971,989
PIMCO Total Return Fund	34,966,623	30,046,758
5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain plan investments are shares of mutual funds managed by Fidelity. Fidelity is the recordkeeper and trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. In addition, the H&R Block, Inc. common stock fund includes an investment in the common stock of H&R Block, Inc., and therefore, these transactions also qualify as exempt party-in-interest transactions.
6.	PLAN TERMINATION
Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under ERISA.
7.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 30, 2007, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the letter. However, the plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The

H&R BLOCK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009
Plan Sponsor has applied for a determination letter from the IRS for the restated plan document dated January 1, 2009; however, the new letter has not yet been received.
8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$479,734,985	$432,145,542
Adjustments from contract value to fair value for fully benefit-responsive stable value fund	(2,361,826)	(5,046,248)
Amounts allocated to withdrawing participants	(109,705)	(322,488)

Total investments (current value column) per Form 5500 schedule of assets (held at end of year)	$477,263,454	$426,776,806

For the year ended December 31, 2009, the following is a reconciliation of net income per the financial statements to the Form 5500:

Increase in net assets per the financial statements	47,589,443
Change in fair value for fully benefit responsive stable value fund	2,684,422
Change in amounts allocated to withdrawing participants	212,783

Net income per Form 5500	$50,486,648

For the year ended December 31, 2009, the following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Total distributions to participants per the financial statements	$84,307,866
Add: Amounts allocated to withdrawing participants at December 31, 2009	109,705
Less: Amounts allocated to withdrawing participants at December 31, 2008	(322,488)

Total distributions to participants per the Form 5500	$84,095,083

H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

	(b)
(a)	Description of Investment, Including	(c)	(e)
Identity of Issuer or Borrower,	Maturity Date, Rate of Interest, Collateral,	Shares/Units	Current
Lessor or Similar Party	and Par or Maturity Value	Held	Value
* H&R Block, Inc. Common Stock Fund:
H&R Block, Inc.	Common Stock	635,614	$14,377,581
Cash	Cash	326,613	326,613

Total H&R Block, Inc. Common Stock Fund			14,704,194

Mutual funds:
American Funds Group	EuroPacific Growth Fund R5	947,015	36,251,720
American Funds Group	Growth Fund of America Class R5	896,755	24,463,468
Dodge & Cox Funds	Dodge & Cox Stock Fund	549,451	52,824,204
* Fidelity Freedom Funds	Fidelity Freedom 2000 Fund	187,221	2,124,958
* Fidelity Freedom Funds	Fidelity Freedom 2005 Fund	343,584	3,446,143
* Fidelity Freedom Funds	Fidelity Freedom 2010 Fund	507,360	6,347,073
* Fidelity Freedom Funds	Fidelity Freedom 2015 Fund	971,805	10,126,207
* Fidelity Freedom Funds	Fidelity Freedom 2020 Fund	818,407	10,271,012
* Fidelity Freedom Funds	Fidelity Freedom 2025 Fund	1,051,518	10,925,272
* Fidelity Freedom Funds	Fidelity Freedom 2030 Fund	710,562	8,803,865
* Fidelity Freedom Funds	Fidelity Freedom 2035 Fund	705,493	7,238,363
* Fidelity Freedom Funds	Fidelity Freedom 2040 Fund	789,377	5,651,937
* Fidelity Freedom Funds	Fidelity Freedom 2045 Fund	499,285	4,228,943
* Fidelity Freedom Funds	Fidelity Freedom 2050 Fund	160,388	1,339,241
* Fidelity Freedom Funds	Fidelity Freedom Income Fund	211,097	2,267,180
Harbor Funds	Harbor Small Cap Value Fund	833,554	13,620,268
PIMCO Funds	PIMCO Total Return Fund	3,237,650	34,966,623
(continued)

H&R Block Retirement Savings Plan
EIN: 43-1910017, Plan Number: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

	(b)
(a)	Description of Investment, Including	(c)	(e)
Identity of Issuer or Borrower,	Maturity Date, Rate of Interest, Collateral,	Shares/Units	Current
Lessor or Similar Party	and Par or Maturity Value	Held	Value
SEI Investments	SEI Institutional Mid Cap Growth Fund	1,587,474	23,081,879
Vanguard Group	Vanguard Institutional Index Fund	471,825	48,116,686
Vanguard Group	Vanguard Wellington Fund	1,848,652	92,099,851

Total Mutual Funds			398,194,893

Common Collective Trust Fund
SEI Investments	SEI Stable Asset Fund	51,007,993	48,646,167

Self-directed brokerage accounts	BrokerageLink		7,016,364

* Plan participants	Participant Loans, Interest range: 4.0% to 10.5% with varying maturity dates through July 2028		5,245,590

Total investments			$473,807,208

Column (d) omitted as cost information is not required for participant-directed assets.

*	Indicates party-in-interest to the Plan.
(concluded)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H&R Block Retirement Savings Plan
Date May 21, 2010
Jeffrey T. Brown
Vice President and Corporate Controller H&R Block, Inc.